Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

File No. of Related Registration Statement: 333-145554

From: Duke Rohlen

Sent: Friday, September 14, 2007 4:50 PM

To: FoxHollow

Subject: FoxHollow Company Update 9/14/07

Hello FoxNation,

Wow! While my weekly e-mails have focused on the integration planning process as we move towards closing the merger with ev3, I want to focus first today on what FoxHollow is accomplishing on a daily basis. It is clear that you have taken the call for “business as usual” to the next level.

Marketing and Sales descended on the Big Easy last week, showcasing FoxHollow and SilverHawk at the New Cardiovascular Horizons meeting. We hosted two Physician Dinner Presentations during the meeting, and our KOLs took to the stage to advocate for SilverHawk plaque excision. No time to sleep, because this week, you are amping up physicians and referring specialists in Chicago at the annual BTK meeting, highlighting below-the-knee disease, CLI, new SilverHawk technology, reimbursement, fellows training, and referral programs.

On the integration front, we are making solid progress as we work towards the close of the merger on October 5th. We had another integration team meeting in Irvine (ev3’s Neurovascular HQ) earlier this week, and there was a continued sense of the “one-team” attitude we’ve started to create. As we move to integrate the FoxHollow and ev3 teams into a single new company, the following members of the ev3 team will be spending time with many of you, beginning earlier this week and continuing into next:

Stacy Enxing Seng (President, Cardio-Peripheral)

Rick Feller (VP, R&D)

Ann Hickey (Director, BD)

Dave Mowry (VP, Ops)

Lisa Wipperman Heine (VP Clinical)

David Cannistraci (VP, Regulatory)

John Schellhorn (VP, Marketing)

I know these e-mails are quite brief and as a result you probably have lots of questions about the integration process itself – what will change, when will things change, and how will these changes impact each of you. The integration planning team is focusing on these aspects of the pending merger, and as soon as we can provide more clarity, we will. In the meantime, hang tight and as you have questions, feel free to send them to [______________]. While we may not be able to respond immediately, we’ll do our best to provide answers as they become available.

Thanks to all of you for your continued contributions to everything our physicians and patients depend on – saving limbs and saving lives.

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that contains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.